Exhibit 99.1

Volaris Reports a 19% Increase in Passengers for November 2013

Mexico City, Mexico December 11, 2013 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris”) (NYSE: VLRS and BMV: VOLAR), an ultra-low-cost airline based in Mexico, today reported its preliminary traffic results for November 2013.

The total number of booked passengers in November 2013 reached 727 thousand, a 19.1% increase compared to the same period in 2012, and a 21.5% increase year-to-date 2013. Volaris’ demand, measured in Revenue Passenger Miles (RPMs) increased 15.6% year over year in November 2013, and an 18.0% increase year-to-date 2013. Volaris registered a load factor of 77.6% in November 2013 and 82.7% in the year-to-date 2013. These traffic growth results are the product of Volaris’ successful point-to-point network strategy, operating 86 routes between 33 cities in Mexico and 11 in the United States in November.

The following table summarizes Volaris’ traffic results for the month and year-to-date ended November 30, 2013 and 2012.

	November 2013	November 2012	Variation		Eleven Months Ended November 2013	Eleven Months Ended November 2012	Variation
RPMs (Millions)
Domestic	549	469	17.1%		6,129	5,086	20.5%
International	168	151	11.0%		1,964	1,775	10.6%

Total	717	620	15.6%		8,093	6,861	18.0%

ASMs (Millions)
Domestic	698	585	19.4%		7,458	6,137	21.5%
International	226	189	19.3%		2,333	2,135	9.3%

Total	924	774	19.4%		9,791	8,272	18.4%

Load Factor
Domestic	78.6%	80.2%	(1.5	)pp	82.2%	82.9%	(0.7	)pp
International	74.3%	79.9%	(5.5	)pp	84.2%	83.2%	1.0	pp

Total	77.6%	80.1%	(2.5	)pp	82.7%	82.9%	(0.3	)pp

Passengers (Thousands)
Domestic	613	509	20.5%		6,743	5,440	23.9%
International	114	102	11.9%		1,322	1,196	10.6%

Total	727	611	19.1%		8,064	6,635	21.5%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris

Volaris (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, or ULCC, based in Mexico. Volaris utilizes its ULCC business model and efficient operations to offer low base fares and to stimulate demand while aiming to provide high quality customer service. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris’ unbundled pricing strategy allows it to provide low base fares and enables its passengers to select and pay for a range of optional products and services. Volaris’ mission is to offer its clients high quality customer service at an affordable price.

Since beginning operations in March 2006, Volaris has increased its routes from 5 to 95 and its fleet from 4 to 44 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 33 cities in Mexico and 13 cities in the United States with the youngest aircraft fleet in Mexico. Among other recognitions, Volaris has received the ESR Award for Social Corporate Responsibility for three consecutive years. For more information, please visit: www.volaris.com